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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

October 22, 2010

Re:	First Wind Holdings Inc. Amendment No. 10 to Registration Statement on Form S-1 File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C.  20549

Dear Mr. Owings:

First Wind Holdings Inc. (the “Company”) today filed Amendment No. 10 to the above-referenced Registration Statement on Form S-1.

Set forth below is our response to the comment from the Staff of the Division of Corporation Finance issued verbally on October 19, 2010.  For your convenience, a recitation of the Staff’s comment is reproduced below, in bold, preceding the response.

Exhibit 5.1, Legal Opinion

1.                                      The reference to the General Corporation Law of the State of Delaware in the opinion should also include the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response:  As requested, Davis Polk hereby supplementally confirms that the reference to the General Corporation Law of the State of Delaware in its legal opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

•              •              •

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:	Catherine Brown Staff Attorney Brigitte Lippmann Special Counsel Paul Gaynor Paul H. Wilson, Jr. First Wind Holdings Inc. Elisabeth M. Martin Kirkland & Ellis LLP